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Washington, DC 20549-6010

Attention:	Barbara Jacobs, Assistant Director
Mitchell Austin, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Laura Veator, Staff Accountant

Re:	Sprout Social, Inc.
Amendment #1 to Draft Registration Statement on Form S-1
Confidentially Submitted August 1, 2019
CIK No. 0001517375
Ladies and Gentlemen:
On behalf of our client, Sprout Social, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission in its letter dated August 16, 2019, as well as in a subsequent telephone conversation, in each case relating to the Company’s draft Amendment No. 1 to the registration statement on Form S-1 submitted on August 1, 2019 (the “Registration Statement”).
The Company has confidentially submitted today Amendment No. 2 to the Registration Statement (“Amendment No. 2”), together with this letter, via EDGAR submission. For the Staff’s reference, we are providing to the Staff by hand delivery copies of this letter as well as both a clean copy of Amendment No. 2 and a copy marked to show all changes from the draft version submitted on August 1, 2019.

September 3, 2019

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. In addition, each comment raised by the Staff in the above-referenced telephone conversation is summarized and addressed below. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.
Amendment No. 1 to Draft Registration Statement on Form S-1 submitted August 1, 2019
Risk Factors
Risks Related to This Offering and Ownership of Our Class A Common Stock
Our amended and restated certificate of incorporation…, page 44

1.
We note the revisions you made in response to prior comment 5. The remaining forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to clarify that there is uncertainty as to whether a court would enforce such provision and to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 46 and 126 of Amendment No. 2.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2017 Compared to Year Ended December 31, 2018
Revenue, page 66

2.
We note your response to prior comment 9; however, we continue to believe it is important for readers to be able to more easily assess how various factors impacted your revenue. Currently, your disclosure states that subscription revenue increased 75% from fiscal 2017 to fiscal 2018. It further indicates that $10.5 million of the increase in revenue was due to an acquisition and that your number of customers grew 12% during this period. You also disclose on page 61 that your dollar-based retention rate for existing customers was 106% for fiscal 2018. As such, it appears that revenue may have increased by more than the sources that you currently identify. Please revise your disclosures to provide further explanation of the increases in

September 3, 2019

revenue, including the dollar value of revenue attributable to new customers and any other material sources.
Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 64, 70, 71 and 74 of Amendment No. 2.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
9. Incentive Stock Plan
Restricted Stock Units, page F-28

3.
Your disclosure on page 101 indicates that Mr. Howard will receive awards of fully vested RSUs following the consummation of the offering and depending on the valuation of the Company. Tell us what consideration you have given to disclosing the compensation expense that will be recognized if these valuations are achieved.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company intends to include disclosure, substantially in the form below, in a subsequent amendment to the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-Based Compensation” regarding the estimated maximum compensation expense that could be recognized and the estimated period during which such expense may be recognized in connection with the Howard IPO Award. Please be advised that this disclosure will be supplemented as detail with respect to the offering becomes more certain.
In connection with the Howard IPO Award, we anticipate recognizing compensation expense upon the achievement of certain company valuation and market capitalization thresholds. If a requisite company valuation threshold under the Howard IPO Award is achieved at the end of the first day of trading of the Company’s Class A common stock following this offering, Mr. Howard will receive a portion or all of the shares contemplated by the Howard IPO Award depending on the valuation threshold achieved, and we would expect to recognize compensation expense of between approximately $     and $     in the fourth quarter of 2019. If the maximum company valuation threshold is not achieved at the end of the first trading day of our Class A common stock following this offering, Mr. Howard will remain eligible to receive additional grants up to the maximum award contemplated by the Howard IPO Award if certain market capitalization thresholds are achieved during the first twenty-four months following this offering, and we will recognize compensation expense in connection with such supplemental grants during the quarter(s) in which such market capitalization thresholds are achieved. We expect that the aggregate compensation expense recognized in connection with the Howard IPO Award will not exceed $     . For additional information on the Howard IPO Award, see “Executive Compensation—Elements of the Company’s Executive Compensation Program—Equity Compensation.”
In addition, in a telephone conversation between Mitchell Austin, Staff Attorney, and Christopher Lueking on August 19, 2019, Mr. Austin conveyed certain supplemental comments to the Registration Statement from the Staff, to which we respond as follows:

1.	In response to the Staff’s comment that the Company move the list of sources under the heading “Market and Industry Data” and the section titled “Certain Defined Terms,”

September 3, 2019

each on page (ii) of the Registration Statement, to a separate section following the “Risk Factors” section of the Registration Statement, the Company has moved these sections to pages 50 and 51, respectively, of Amendment No. 2.

2.
In response to the Staff’s comment to tie certain statistics regarding the number of the Company’s customers and customers’ usage of the Company’s platform to a time period or date, the Company has revised the disclosure on pages 1, 2, 5, 6, 63, 64, 86, 90, 91 and 97 of Amendment No. 2.

3.
In response to the Staff’s comment to add additional information to clarify the annual recurring revenue chart on page 61 of the Registration Statement, the Company has revised the annual recurring revenue chart and disclosure on page 65 of Amendment No. 2.

4.
In response to the Staff’s comment to provide more information on the internal survey titled “Sprout Social, Creating Connection: What Consumers Want from Brands in a Divided Society” cited in the Registration Statement, the Company respectfully advises the Staff that the Company partnered with a third-party market research provider to conduct the survey with the requirements that (i) outreach be conducted such that a minimum of 1,000 respondents who use social media were obtained and (ii) a balanced representation of gender, race and income level, among other factors, be reflected in the outreach group based on then-current United States demographics. While it is possible that some of the 1,103 actual respondents included in the survey were Sprout customers, the Company does not have access to the personally identifying information of the respondents to confirm or refute such possibility.

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Any comments or questions regarding the foregoing should be directed to the undersigned at +1.312.876.7680. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Christopher Lueking
Christopher Lueking, Esq.
of LATHAM & WATKINS LLP
Enclosures
cc: (via e-mail)
Cathy Birkeland, Latham & Watkins LLP
Steven Gavin, Winston & Strawn LLP
Joe Del Preto, Sprout Social, Inc.
Heidi Jonas, Sprout Social, Inc.